UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14f-1

INFORMATION STATEMENT

PURSUANT TO SECTION 14F OF THE

SECURITIES EXCHANGE ACT OF 1934

AND RULE 14F-1 THEREUNDER

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BAS CONSULTING, INC.

(Exact name of registrant as specified in its charter)

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0-50212

(Commission File Number)

NEVADA                                                                   81-0592184

(State or other jurisdiction of                                     IRS Employer Identification No.

                                                                                            incorporation or organization)

5675B Baldwin Court, Norcross, Georgia 30071

(Address of principal executive offices) (Zip Code)

Registrant’s telephone number, including area code:  (770) 378-4180

BAS CONSULTING, INC.

INFORMATION STATEMENT

PURSUANT TO SECTION 14F OF THE

SECURITIES EXCHANGE ACT OF 1934

AND RULE 14F-1 THEREUNDER

BAS CONSULTING, INC. IS NOT SOLICITING PROXIES IN CONNECTION WITH THE MATTERS DESCRIBED IN THIS INFORMATION STATEMENT, AND NO VOTE OR OTHER ACTION BY BAS CONSULTING, INC.’S STOCKHOLDERS IS REQUIRED TO BE TAKEN IN CONNECTION WITH THIS INFORMATION STATEMENT.

This Information Statement is being furnished to the holders of record on October 7, 2005, of the outstanding shares of common stock, $.001 par value (“Common Stock”), of BAS Consulting, Inc. (the “Company”), a Nevada corporation, in connection with the scheduled appointment by the Board of Directors of the Company of two new members designated by Earjoy Group Limited (“Earjoy”), a company incorporated in the British Virgin Islands, pursuant to the terms of a Share Exchange Agreement, dated June 1, 2005 (the “Exchange Agreement”), by and among the Company, Earjoy and the shareholders of Earjoy listed on the Counterpart Signature Pages in the Exchange Agreement. This Information Statement is being provided solely for informational purposes and not in connection with a vote of the Company’s stockholders.

Pursuant to the Exchange Agreement, all members of the Company’s Board of Directors (consisting of two members) will resign their seats on the Board effective as of the closing of the Exchange Agreement. The Closing is scheduled to take place ten days after the mailing of this Information Statement. Pursuant to resolutions entered into prior to and in connection with the Exchange Agreement it was resolved that two new directors designated by Earjoy be appointed to the Company’s Board effective concurrent with the closing of the Exchange Agreement which is scheduled to occur ten days subsequent to the mailing of this Information Statement. As a result, upon the appointment of the two new directors to the Company’s Board, Earjoy will control a majority of the seats and votes on the Company’s Board. Earjoy’s current shareholders will hold 93.5% of the Company's 25,000,000 outstanding shares of common stock following the (i) completion of the transaction and  (ii) the 1 for 6.433138 reverse stock split with respect to the Company’s previously outstanding 10,453,850 common shares which amount to 1,625,000 post-split Company common shares.

This Information Statement is being furnished pursuant to Section 14(f) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and Rule 14f-1 promulgated thereunder. The information contained in this Information Statement concerning Earjoy and the Earjoy designees has been furnished to the Company by Earjoy, and the Company assumes no responsibility for the accuracy or completeness of any such information.

Change in Control Transaction

On June 1, 2005, the Company entered into the Exchange Agreement to acquire all of the issued and outstanding stock of Earjoy pursuant to the Exchange Agreement by and among the Company, Earjoy and the shareholders of Earjoy listed on the Counterpart Signature Pages in the Exchange Agreement. Pursuant to the Exchange Agreement, Earjoy will become a wholly-owned subsidiary of the Company, following the exchange of all outstanding Earjoy shares for 23,375,000 newly-issued shares of the Company’s common stock to the shareholders of Earjoy. The 23,375,000 shares of common stock issued to the shareholders of Earjoy will represent 93.5% of the Company's 25,000,000 outstanding stock following the (i) completion of the transaction and (ii) the 1 for 6.433,138 reverse stock split with respect to the Company’s previously outstanding 10,453,850 common which amount to 1,625,000 post-split Company common shares. As part of the Exchange Agreement, the business operations previously conducted will be discontinued upon closing.

Voting Securities

The Company’s Common Stock is the only class of equity security that is currently outstanding and entitled to vote at a meeting of the Company’s stockholders. Each share of Common Stock entitles the holder thereof to one (1) vote. As of October 7, 2005, there were 10,453,850 shares of the Company’s Common Stock outstanding.

Resigning Company Directors

Under the terms of the Exchange Agreement, B. Alva Schoomer and Stanley Priskie each tendered a resignation from his position as director to the Company. The resignations become effective concurrent with the closing of the Exchange Agreement which is scheduled to occur ten days subsequent to the mailing of this Information Statement.

No current Company director will remain after the closing of the Exchange Agreement.

Earjoy Designees

Pursuant to resolutions entered into prior to and in connection with the Exchange Agreement it was resolved that two new directors designated by Earjoy, Joan Zhang and Jin Biao, be appointed to the Company’s Board effective concurrent with the closing of the Exchange Agreement which is scheduled to occur ten days subsequent to the mailing of this information Statement. Earjoy has advised the Company that, to its knowledge, neither Ms. Zhang or Mr. Biao, nor any of their affiliates, beneficially owns any equity securities or rights to acquire any such securities of the Company, and no such person has been involved in any transaction with the Company or any of its directors, executive officers or affiliates that is required to be disclosed pursuant to the rules and regulations of the Securities and Exchange Commission other than with respect to the transactions between Earjoy and the Company that have been described herein and/or in the Company’s revised Definitive Schedule 14c Information Statement as filed with the SEC on August 16, 2005 and its Form 8-K as filed with the SEC on June 15, 2005. In addition, Earjoy has advised the Company that, to its knowledge, neither Ms. Zhang or Mr. Biao is currently a director of, and neither holds any position with, the Company, nor do either of them have a familial relationship with any director or executive officer of the Company.

Joan Zhang, who is 38 years old, has been a Director of Earjoy since 2004. Ms. Zhang is an attorney who practiced securities law from 1991-1994. Thereafter, she has been involved in consulting to and managing companies and is CEO of Asia Business Consulting Co., Ltd. She holds a masters degree from East China Normal University and a law degree from East China Politics and Law University and was a Sloan Fellow at Stanford University.

Jin Biao has been Chairman of Earjoy since November 2004. He has served in various executive and supervisory positions with pharmaceutical companies in China since 1968. He holds degrees from Hangzhou Medical School and Pharmaceutical University of China.

Security Ownership of Certain Beneficial Owners and Management

The following table sets forth information following the (i) completion of the transaction and (ii) the 1 for 6.433138 reverse stock split with respect to the Company’s previously outstanding 10,453,850 common shares which amount to 1,625,000 post-split Company common shares. The closing of the Exchange Agreement is scheduled to occur ten days subsequent to the mailing of this Information Statement. The table sets forth information with respect to the beneficial ownership of shares of the Company’s common stock by (i) the current directors of BAS, (ii) the Chief Executive Officer and the four other most highly compensated executive officers, (iii) all executive officers and directors of Earjoy, as a group, and (iv) each person known to Earjoy to beneficially own more than 5% of the shares of the Company’s Common Stock outstanding.

Name of Executive Officer Or Director	Number of Shares	Presently Exercisable Options	Total Beneficial Ownership	Percentage Owned After Completion Of Merger
B. Alva Schoomer	1,468,956 (1)	-	1,468,956	5.88
Stanley Priskie	15,545	-	15,545.06

All executive officers and directors as a group (2 persons)	1,484,501	-	1,484,501	5.94

(1) Includes 23,316 shares held by Gail Morris Schoomer, the wife of B. Alva Schoomer.

Name and Address of Each Shareholder	Number of Shares(1)	Percentage Owned After Completion of Merger

Union Zone Management Ltd. No. 31 Dingjiang Road Hangzhou Zhejieng PRC 310016	14,025,000	56.1

Panasia Strategy Investment Co. Ltd. No 8 Building 2558 Yan`an Rd. W Shanghai, PRC 201103	4,675,000	18.7

Winsummit China Growing Holdings, Ltd. No. 8 Building 2558 Yan`an Rd. W Shanghai, PRC 201103	1,870,000	7.5

Chan Kwan Hung	818,125	3.3

Chung Chi Wan Kenny	584,375	2.3

Kang Woon	701,250	2.8

Wong Man Chun Lawrence	701,250	2.8

(1)

All shares were obtained as part of the Exchange Agreement. There are no outstanding options or warrants.

Executive Compensation

No officer, director or employee has received compensation of $100,000, and no director, officer or employee has a contract or commitment to receive annual compensation in excess of $100,000. No cash compensation was paid to any officer or employee in 2004 or 2003.

Option Plan

Pursuant to the December 31, 2002 board of directors approval and subsequent stockholder approval, BAS adopted its 2002 Non-Statutory Stock Option Plan (the “Plan”) whereby it reserved for issuance up to 1,500,000 shares of its common stock.  The Company filed (on February 10, 2004) a Registration Statement on Form S-8 (SEC File No.: 333-112672) registering those 1,500,000 shares of common stock underlying the options issuable in the Plan.

As previously indicated, the board of directors, on December 31, 2002, adopted the Plan so as to provide a long-term incentive for employees, non-employee directors, consultants, attorneys and advisors of the Company and its subsidiaries, if any.  The board of directors believes that the Company’s policy of granting stock options to such persons will continue to provide it with a critical advantage in attracting and retaining qualified candidates.  In addition, the Plan is intended to provide the Company with maximum flexibility to compensate plan participants.  It is expected that such flexibility will be an integral part of the Company’s policy to encourage employees, non-employee directors, consultants, attorneys and advisors to focus on the long-term growth of stockholder value.  The board of directors believes that important advantages to the Company are gained by an option program such as the Plan which includes incentives for motivating employees of the Company, while at the same time promoting a closer identity of interest between employees, non-employee directors, consultants, attorneys and advisors on the one hand, and the stockholders on the other.

The principal terms of the Plan are summarized below, however it is not intended to be a complete description thereof and such summary is qualified in its entirety by the actual text of the Plan filed as an exhibit to our above-referenced S-8 Registration Statement.

Summary Description of the BAS Consulting, Inc. 2002 Non-Statutory Stock Option Plan

The purpose of the Plan is to provide directors, officers and employees of, consultants, attorneys and advisors to the Company and its subsidiaries with additional incentives by increasing their ownership interest in the Company.  Directors, officers and other employees of the Company and its subsidiaries are eligible to participate in the Plan.  Options in the form of Non-Statutory Stock Options (“NSO”) may also be granted to directors who are not employed by the Company and consultants, attorneys and advisors to the Company providing valuable services to the Company and its subsidiaries.  In addition, individuals who have agreed to become an employee of, director of or an attorney, consultant or advisor to the Company and/or its subsidiaries are eligible for option grants, conditional in each case on actual employment, directorship or attorney, advisor and/or consultant status.  The Plan provides for the issuance of NSO’s only, which are not intended to qualify as “incentive stock options” within the meaning of Section 422 of the Internal Revenue Code, as amended.

The board of directors of the Company or a compensation committee (once established) will administer the Plan with the discretion generally to determine the terms of any option grant, including the number of option shares, exercise price, term, vesting schedule and the post-termination exercise period.  Notwithstanding this discretion :

(i)

the term of any option may not exceed 10 years, and

(ii)

an option will terminate as follows:

a)

if such termination is on account of termination of employment for any reason other than death, without cause, such options shall terminate one year thereafter;

b)

if such termination is on account of death, such options shall terminate 15 months thereafter; and

c)

if such termination is for cause (as determined by the board of directors and/or compensation committee), such options shall terminate immediately.

Unless otherwise determined by the board of directors or compensation committee, the exercise price per share of common stock subject to an option shall be equal to no less than 10% of the fair market value of the common stock on the date such option is granted.  No NSO shall be assignable or otherwise transferable except by will or the laws of descent and distribution or except as permitted in accordance with SEC Release No.33-7646 as effective April 7, 1999.

The Plan may be amended, altered, suspended, discontinued or terminated by the board of directors without further stockholder approval, unless such approval is required by law or regulation or under the rules of the stock exchange or automated quotation system on which the common stock is then listed or quoted.  Thus, stockholder approval will not necessarily be required for amendments which might increase the cost of the Plan or broaden eligibility except that no amendment or alteration to the Plan shall be made without the approval of stockholders which would:

i.

Decrease the NSO price (except as provided in paragraph 9 of the Plan) or change the classes of persons eligible to participate in the Plan, or

ii.

extend the NSO period, or

iii.

materially increase the benefits accruing to Plan participants, or

iv.

materially modify Plan participation eligibility requirements, or

v.

extend the expiration date of the Plan.

Unless otherwise indicated the Plan will remain in effect until terminated by the board of directors.

A summary of stock option activity follows:

	Options Granted	Exercise price
Granted and outstanding at December 31, 2002	650,000	$ .01
Granted in 2003	-	-
Exercised in 2003	-	-
Options outstanding at December 31, 2003 (1)	650,000	$ .01
Granted in 2004	747,850	$ .01
Exercised in 2004 (1)	(1,397,850)	$ .01
Balance outstanding at December 31, 2004	-0-	-

(1)

500,000 of these options were granted to BAS’ president.

All of 1,397,850 options were exercised during the first quarter of 2004 in consideration for cash and credit against outstanding bills ($7,479) and for services rendered ($6,500). No options or warrants are outstanding at October 7, 2005.

Board of Directors Compensation; Meetings; Committees

Board of Directors

All directors hold office until the completion of their term of office, which is not longer than three years, or until their successors have been elected. All officers are appointed annually by the board of directors and, subject to existing employment agreements, if any, serve at the discretion of the board. Currently, directors receive no compensation for their roles as directors.

The Board held 2 meetings during the 12 months prior to October 7, 2005, all in connection with reviewing and approving the Exchange Agreement.

Committees of the Board of Directors

The BAS board of directors does not have an audit committee or  a compensation committee.

Certain Relationships and Related-Party Transactions

BAS currently operates out of office space located at 5675B Baldwin Court, Norcross, GA 30071 which is provided to it by its founder at no cost which serves as its principal address.

The following shares were issued to officers or directors:

Name	Position with Issuer	Number of Shares Issued	Date of Issuance
B. Alva Schoomer	President	8,800,000	December 31, 2002
Stanley Priskie	Director	50,000	December 31, 2002

B. Alva Schoomer[1]	President	500,000	March 31, 2004
Stanley Priskie[1]	Director	50,000	March 31, 2004

Legal Proceedings

The Company is not aware of any material legal proceedings to which any director, nominee, officer or affiliate of the Company, any owner of record or beneficially of more than five percent of any class of voting securities of the Company, or any associate of any such director, nominee, officer, affiliate of the Company, or security holder is a party adverse to the Company or any of its subsidiaries or has a material interest adverse to the Company or any of its subsidiaries.

Signatures

Pursuant to the requirements of the Exchange Act, the Company has duly caused this Information Statement to be signed on its behalf by the undersigned hereunto duly authorized.

BAS Consulting, Inc.

/s/ B. Alva Schoomer

B. Alva Schoomer, Chief Executive Officer

Dated: October 10, 2005

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1   Issued in accordance with option exercise.